                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                _________________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. __)/1/

                         OSHMAN'S SPORTING GOODS, INC.
                                (Name of Issuer)

                    Common Stock, $1.00 Par Value Per Share
                         (Title of Class of Securities)

                                  688260 10 8
                                 (CUSIP Number)

Nesa E. Hassanein                   Anthony T. Iler
Gart Sports Company                 Irell & Manella LLP
1000 Broadway                       1800 Avenue of the Stars, Suite 900
Denver, Colorado 80203              Los Angeles, California 90067
(303) 861-1122                      (310) 277-1010

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               February 22, 2001
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                                    -------------------
CUSIP NO. 688260 10 8     13D                                 Page 2 of 3 Pages
-------------------------                                    -------------------
================================================================================
  1.        NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Gart Sports Company
===============================================================================
  2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
===============================================================================
  3.        SEC USE ONLY
===============================================================================
  4.        SOURCE OF FUNDS*
            OO
===============================================================================
  5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e) [ ]
===============================================================================
  6.        CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
===============================================================================
                     7.       SOLE VOTING POWER
                              0 shares
 NUMBER OF SHARES    ==========================================================
   BENEFICIALLY      8.       SHARED VOTING POWER
  OWNED BY EACH               2,914,543 shares
 REPORTING PERSON    ==========================================================
       WITH          9.       SOLE DISPOSITIVE POWER
                              0 shares
                     ==========================================================
                     10.      SHARED DISPOSITIVE POWER
                              0 shares
===============================================================================
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,914,543 shares
===============================================================================
12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
===============================================================================
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
            50.0%
===============================================================================
14.         TYPE OF REPORTING PERSON*
            CO
===============================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                                    -------------------
CUSIP NO. 688260 10 8     13D                                 Page 3 of 3 Pages
-------------------------                                    -------------------
================================================================================
  1.        NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            GSC Acquisition Corp.
===============================================================================
  2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
===============================================================================
  3.        SEC USE ONLY
===============================================================================
  4.        SOURCE OF FUNDS*
            OO
===============================================================================
  5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e) [ ]
===============================================================================
  6.        CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
===============================================================================
                     7.       SOLE VOTING POWER
                              0 shares
 NUMBER OF SHARES    ==========================================================
   BENEFICIALLY      8.       SHARED VOTING POWER
  OWNED BY EACH               2,914,543 shares
 REPORTING PERSON    ==========================================================
       WITH          9.       SOLE DISPOSITIVE POWER
                              0 shares
                     ==========================================================
                     10.      SHARED DISPOSITIVE POWER
                              0 shares
===============================================================================
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,914,543 shares
===============================================================================
12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
===============================================================================
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
            50.0%
===============================================================================
14.         TYPE OF REPORTING PERSON*
            CO
===============================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

     This Schedule 13D (this "Schedule 13D") is being filed by Gart Sports Company, a Delaware corporation ("Gart"), and GSC Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Gart ("GSC" and, together with Gart, the "Reporting Persons"), with respect to the shares of common stock, $1.00 par value per share (the "Issuer Common Stock"), of Oshman's Sporting Goods, Inc., a Delaware corporation (the "Issuer"), beneficially owned by the Stockholders (as defined in Item 4).

     The Reporting Persons have shared voting power with respect to 2,914,543 shares of Issuer Common Stock pursuant to the Voting Agreements (as defined in Item 4). As a result of the Voting Agreements, the Reporting Persons and the Stockholders may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended. Neither the filing of this Schedule 13D nor anything contained herein shall be construed as an admission that the Reporting Persons together with the Stockholders constitute a "person" or "group" for any purpose.

     The Reporting Persons, as of the date of this Schedule 13D, do not directly own any shares of Issuer Common Stock; however, the Reporting Persons intend to acquire all of the outstanding Issuer Common Stock pursuant to the Merger Agreement (as defined in Item 4), subject to the terms and conditions set forth therein.

Item 1.    Security and Issuer.

     This Schedule 13D relates to the common stock, $1.00 par value per share, of Oshman's Sporting Goods, Inc., a Delaware corporation.

     The Issuer's principal executive offices are located at 2302 Maxwell Lane, Houston, Texas 77023. The Issuer's telephone number is (713) 928-3171.

Item 2.    Identity and Background.

     This Schedule 13D is being filed jointly by Gart Sports Company and GSC Acquisition Corp. pursuant to their agreement to the joint filing of this
Schedule 13D (the "Joint Filing Agreement," which is attached hereto as Exhibit 7.8). Each of the Reporting Persons is a Delaware corporation. The principal business of Gart is the operation of sporting goods retail stores throughout the United States. The principal business of GSC is to enter into the Merger Agreement and to consummate the transactions contemplated thereby. The address of the principal place of business and the principal office of each of the Reporting Persons is 1000 Broadway, Denver, Colorado 80203.

     Each of John Douglas Morton, Thomas T. Hendrickson, Arthur S. Hagan, James
M. Van Alstyne, Michael McCaghren, Greg Waters, Anthony Forde and Nesa E. Hassanein is an executive officer of Gart and GSC. The business address of each of Messrs. Morton, Hendrickson, Hagan, Van Alstyne, McCaghren, Waters and Forde and Ms. Hassanein is c/o Gart Sports Company, 1000 Broadway, Denver, Colorado 80203. Each of Messrs. Morton, Hendrickson, Hagan, Van Alstyne, McCaghren, Waters and Forde and Ms. Hassanein is a United States citizen.

     Each of John Douglas Morton, Jonathan D. Sokoloff, Jonathan A. Seiffer, Gordon D. Barker, Larry J. Hochberg and Peter R. Formanek is a director of Gart and GSC. The business address of each of Messrs. Barker, Hochberg and Formanek is c/o Gart Sports Company, 1000 Broadway, Denver, Colorado 80203. Each of Messrs. Barker, Hochberg and Formanek is a United States citizen.

     Each of Messrs. Sokoloff and Seiffer is a partner of Leonard Green & Partners, L.P., a Delaware limited partnership ("LGP"), which is a merchant and investment banking firm. The business address of LGP is 11111 Santa Monica Blvd., Los Angeles, California 90025. Mr. Barker is the Chief Executive Officer of Snyder Drug Stores, Inc., a chain of corporate and affiliate drug stores.
The business address of Snyder Drug Stores, Inc. is 14525 Hwy. 7, Minnetonka, Minnesota 55345. Mr. Hochberg is National Chairman of the Unity Campaign for the United Jewish Communities. The business address of the United Jewish Communities is Suite 11E, 111 Eighth Avenue, New York, New York 10011. Mr. Formanek is a director of Perrigo Company, a manufacturer of store brand over-the-counter drug products and vitamins, and Borders Group, Inc., an operator of bookstores. The business address of Perrigo Company is 515 Eastern Avenue, Allegan, Michigan 49101. The business address of Borders Group, Inc. is 100 Phoenix Drive, Ann Arbor, Michigan 48108.

     Green Equity Investors, L.P., a Delaware limited partnership ("GEI"), which is a private equity fund, owns approximately 64.1% of the outstanding shares of common stock, $.01 par value per share ("Gart Common Stock"), of Gart. LGP is the management company of GEI. Leonard Green & Associates, L.P., a Delaware limited partnership ("LGA"), is the general partner of GEI. Each of Mr. Sokoloff, Verdi Group, Inc., a California corporation ("Verdi"), and GANMAX, Inc., a California corporation ("GANMAX"), is a general partner of LGA. The principal business of each of Verdi and GANMAX is being a general partner of LGA. The address of the principal business and the principal office of each of GEI, Verdi and GANMAX is 11111 Santa Monica Boulevard, Los Angeles, California 90025. As a result of its relationship with the Reporting Persons, each of GEI, LGP, LGA, Mr. Sokoloff, Verdi and GANMAX may be deemed to have indirect beneficial ownership of the Issuer Common Stock with respect to which the Reporting Persons have beneficial ownership. However, each of GEI, LGP, LGA, Mr. Sokoloff, Verdi and GANMAX disclaims beneficial ownership of such Issuer Common Stock.

     Leonard I. Green, Jonathan D. Sokoloff, John G. Danhakl, Peter J. Nolan, Gregory J. Annick, Jonathan A. Seiffer and John M. Baumer, each a United States citizen having a principal business address at 11111 Santa Monica Boulevard, Los Angeles, California 90025, either directly (whether through ownership interest or position) or through one or more intermediaries, may be deemed to control GEI, LGP and LGA. As stated above, GEI, LGP and LGA may be deemed to have indirect beneficial ownership of the Issuer Common Stock with respect to which the Reporting Persons have beneficial ownership. Accordingly, Messrs. Green, Sokoloff, Danhakl, Nolan, Annick, Seiffer and Baumer may be deemed to have indirect beneficial ownership of such Issuer Common Stock. However, each of such individuals disclaims beneficial ownership of such Issuer Common Stock.

     None of the Reporting Persons or any other person disclosed in response to this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. None of the Reporting Persons or any other person disclosed in response to this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3:  Source and Amount of Funds or Other Consideration.

  The source of funds that will be used in connection with the cash portion of the Consideration (as defined in Item 4) in accordance with the Merger Agreement is expected to be commercial borrowings pursuant to a financing agreement between Gart and The CIT Group/Business Credit, Inc. Based on the closing price per share of Gart Common Stock on February 21, 2001, the total value of the Consideration required to consummate the Merger (as defined in Item 4) is approximately $84 million, which will be subject to change based on the price per share of Gart Common Stock at the effective time of the Merger.

Item 4:  Purpose of Transaction.

     The Reporting Persons and the Issuer entered into an Agreement and Plan of Merger, dated as of January 21, 2001 (the "Merger Agreement," which is attached hereto as Exhibit 7.1), pursuant to which the Issuer agreed to be acquired in a merger at a price per share of Issuer Common Stock equal to (a) $7.00 in cash plus (b) 0.55 shares of Gart Common Stock (the "Consideration"). The Merger Agreement provides for the merger of the Issuer with and into GSC, with GSC as the surviving corporation (the "Merger"). Subject to the terms and conditions contained in the Merger Agreement, at the effective time of the merger each outstanding share of Issuer Common Stock (except for (i) shares of Issuer Common Stock held in the Issuer's treasury or held by either of the Reporting Persons, and (ii) shares of Issuer Common Stock held by stockholders who have effectively exercised their rights with respect to such shares as dissenting stockholders under the Delaware General Corporation Law) will be cancelled and converted automatically into the right to receive the Consideration.

     In connection with the Merger Agreement, the Reporting Persons entered into voting agreements, dated as of January 21, 2001 (collectively, the "Voting Agreements," which are attached hereto as Exhibits 7.2, 7.3, 7.4, 7.5, 7.6 and 7.7), with the following Oshman's stockholders (collectively, the "Stockholders"): (a) Marilyn Oshman, individually and as a trustee; (b) Alvin Lubetkin; (c) Karen Desenberg, individually, as a custodian and as a trustee;
(d) Jay Douglas Desenberg; (e) Judy O. Margolis, individually, as a custodian and as a trustee; (f) Barry M. Lewis, as a trustee; and (g) Edward C. Stanton III, as a trustee. Each Voting Agreement provides, among other things, that the Stockholder party to such agreement agrees to vote such Stockholder's shares of Issuer Common Stock in favor of adoption of the Merger Agreement and approval of the transactions contemplated thereby. As a result of the Voting Agreements, the Reporting Persons have a beneficial ownership interest in 2,914,543 shares of Issuer Common Stock through this shared voting control.

     Completion of the Merger is subject to a number of conditions, including:
(a) adoption of the Merger Agreement and approval of the transactions contemplated thereby by the requisite vote of holders of Issuer Common Stock;
(b) approval of the issuance of Gart

Common Stock contemplated by the Merger Agreement by the requisite vote of holders of Gart Common Stock; (c) the consummation of financing arrangements, as described in the Merger Agreement; and (d) compliance with all applicable regulatory requirements.

     It is anticipated that the Issuer Common Stock will be delisted from the American Stock Exchange as a result of the transactions contemplated by the Merger Agreement.

     The description of the transactions contemplated by the Merger Agreement disclosed in this Item 4 is qualified in its entirety by reference to the exhibits attached hereto.

     Except as disclosed in this Item 4, no Reporting Person or any other person disclosed in response to Item 2 has any current plans or proposals that relate to, or would result in, any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

     (a) Although the Reporting Persons do not directly own any shares of Issuer Common Stock as of the date hereof, pursuant to the Voting Agreements, each of the Reporting Persons beneficially owns 2,914,543 shares of Issuer Common Stock representing approximately 50.0% of all outstanding shares of Issuer Common Stock. The percentage of Issuer Common Stock identified in this
Item 5 is based on 5,825,309 shares of Issuer Common Stock outstanding as of February 1, 2001, as disclosed in the Merger Agreement.

     (b) Pursuant to the Voting Agreements, the Reporting Persons have shared voting power with respect to 2,914,543 shares of Issuer Common Stock.

     (c) Except as set forth in this Schedule 13D, none of the Reporting Persons or any other person disclosed in response to Item 2 has effected any transactions in Issuer Common Stock during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Other than the matters disclosed in response to Items 4 and 5, none of the Reporting Persons or any other person disclosed in response to Item 2 is a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits.

     Exhibit 7.1 Agreement and Plan of Merger, dated as of February 21, 2001, by and among Gart Sports Company, GSC Acquisition Corp. and Oshman's Sporting Goods, Inc. (incorporated by reference to
                  Exhibit 2.2 to the Current Report on Form 8-K filed by Gart Sports Company on March 1, 2001)

     Exhibit 7.2 Voting Agreement, dated as of February 21, 2001, by and among Gart Sports Company, GSC Acquisition Corp. and Marilyn Oshman, individually and as a trustee

     Exhibit 7.3 Voting Agreement, dated as of February 21, 2001, by and among Gart Sports Company, GSC Acquisition Corp. and Alvin Lubetkin

     Exhibit 7.4 Voting Agreement, dated as of February 21, 2001, by and among Gart Sports Company, GSC Acquisition Corp., Karen Desenberg, individually, as a custodian and as a trustee, and Jay Douglas Desenberg

     Exhibit 7.5 Voting Agreement, dated as of February 21, 2001, by and among Gart Sports Company, GSC Acquisition Corp. and Judy O. Margolis, individually, as a custodian and as a trustee

     Exhibit 7.6 Voting Agreement, dated as of February 21, 2001, by and among Gart Sports Company, GSC Acquisition Corp. and Barry M. Lewis, as a trustee

     Exhibit 7.7 Voting Agreement, dated as of February 21, 2001, by and among Gart Sports Company, GSC Acquisition Corp. and Edward C. Stanton III, as a trustee

     Exhibit 7.8 Joint Filing Agreement, dated as of March 2, 2001, by and between Gart Sports Company and GSC Acquisition Corp.

                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 2, 2001                       Gart Sports Company


                                            By: /s/ John Douglas Morton
                                            Name: John Douglas Morton
                                            Title: Chairman, President and CEO


                                            GSC Acquisition Corp.

                                            By: /s/ John Douglas Morton
                                            Name: John Douglas Morton
                                            Title: Chairman, President and CEO

                                 EXHIBIT INDEX

Exhibit                  Description
-------                  -----------

Exhibit 7.1 Agreement and Plan of Merger, dated as of February 21, 2001, by and among Gart Sports Company, GSC Acquisition Corp. and Oshman's Sporting Goods, Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Gart Sports Company on March 1, 2001)

Exhibit 7.2 Voting Agreement, dated as of February 21, 2001, by and among Gart Sports Company, GSC Acquisition Corp. and Marilyn Oshman, individually and as a trustee

Exhibit 7.3 Voting Agreement, dated as of February 21, 2001, by and among Gart Sports Company, GSC Acquisition Corp. and Alvin Lubetkin

Exhibit 7.4 Voting Agreement, dated as of February 21, 2001, by and among Gart Sports Company, GSC Acquisition Corp., Karen Desenberg, individually, as a custodian and as a trustee, and Jay Douglas Desenberg

Exhibit 7.5 Voting Agreement, dated as of February 21, 2001, by and among Gart Sports Company, GSC Acquisition Corp. and Judy O. Margolis, individually, as a custodian and as a trustee

Exhibit 7.6 Voting Agreement, dated as of February 21, 2001, by and among Gart Sports Company, GSC Acquisition Corp. and Barry M. Lewis, as a trustee

Exhibit 7.7 Voting Agreement, dated as of February 21, 2001, by and among Gart Sports Company, GSC Acquisition Corp. and Edward C. Stanton III, as a trustee

Exhibit 7.8 Joint Filing Agreement, dated as of March 2, 2001, by and between Gart Sports Company and GSC Acquisition Corp.